March 31, 2020

Ping Chen
Chief Executive Officer
Lianluo Smart Ltd.
Room 611, 6th Floor, BeiKong Technology Building
No. 10 Baifuquan Road, Changping District
Beijing 102200, People's Republic of China

       Re: Lianluo Smart Ltd.
           Registration Statement on Form F-1
           Filed March 24, 2020
           File No. 333-237358

Dear Mr. Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences